



ORRICK, HERRINGTON & SUTCLIFFE LLP
666 FIFTH AVENUE
NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
WWW.ORRICK.COM

June 27, 2003

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 03 2003
WASH, D.C.
181
SECTION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJA AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of June 5, 2003, enclosed please find FJA AG's Press Release dated June 26, 2003

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

JKG/ejm
Enclosure

DOCSNY1:863595.1
13024-2 JG9

FILE NO.
82-5077

Press Release

FJA AG's Annual General Meeting approves dividend increase to 0.70 Euro per share

- **Merger with Heubeck AG welcomed by shareholders**
- **AGM approves change in name to FJH AG by a clear majority**
- **Pensions market offers FJH major potential for growth**
- **Planned figures for 2003 confirmed with pleasing Q1 performance**

Munich, 26 June 2003 – The Annual General Meeting of the consulting and software firm for insurers and financial service providers FJA AG (ISIN DE0005130108) today adopted a resolution approving the distribution of a dividend of 0.70 Euro, thereby agreeing with the Management Board and Supervisory Board's recommendation that shareholders should this year again participate in the company's success. By a clear majority the shareholders also agreed to change FJA AG's name to FJH AG, as suggested to the General Meeting by one of the major shareholders following the merger with Heubeck AG. All other items on the agenda were also approved by a large majority.

Merger of FJA and Heubeck to form FJH AG

Shareholders reacted positively to FJA AG's merger with Heubeck AG, the renowned consulting firm specializing in company pension provision. This move was announced on 22 May 2003 and will have retrospective effect from 1 January 2003. The merger has created FJH AG, a corporate group spanning the entire value-added chain from specialized software solutions to complex consulting products for the insurance and pensions market. The company is thus ideally placed to exploit the huge potential for growth offered by the rapidly expanding market of pensions provision. At the same time the merger has opened up new sales markets for FJA's software solutions with Heubeck AG's renowned industrial clients. "FJA has long distinguished itself through

FILE NO.
82-5077

sound, sustained growth and Heubeck AG has also operated at a very profitable level for many years. The two companies' areas of business also complement each other perfectly, offering extensive potential in terms of synergies. In the medium-term, we therefore expect additional growth of between 5 and 10 per cent," explains Prof. Dr. Manfred Feilmeier, Chairman of the Management Board of FJA AG.

Part of the purchase price has been paid in cash, and an additional part by means of 570,0[illegible] from an approved capital increase. These shares are being acquired by F[illegible] Heubeck; holding around 7 per cent of the shares, he becomes a majo[illegible] alongside the company's two founders Prof. Dr. Manfred Feilmeier and [illegible]ker. In addition to forming the Management Board of Heubeck AG, with e[illegible] June 2003 Prof. Dr. Klaus Heubeck has been appointed to the Management Board of FJA AG with responsibility for the field of pensions provision.

Above-ave[illegible]ge growth continued in 2002

FJA AG, which has been listed in the premium TecDAX index since March 2003, continued to record above-average growth in 2002. In an overall declining market FJA increased its net income for the year after taxes by 21 per cent to 16.5 million Euro. The rise in EBIT was even higher at 24 per cent, exceeding the planned growth rate of 20 per cent by some considerable margin.

Result for Q1 20[illegible] [illegible] target

During the first quarter of 2003 FJA achieved its planned 10 per cent growth in earnings despite the continuing difficult market environment. The quarterly result after taxes thus rose to 3.8 million Euro (2002: 3.4 million Euro). The result before taxes (EBT) increased by 19 per cent to 6.6 million Euro (2002: 5.6 million Euro). The operating result (EBIT) rose by 25 per cent to 6.4 million Euro (2002: 5.1 million Euro) and revenues to 30.0 million Euro (2002: 29.7 million Euro).

For 2003 as a whole, FJA still expects to increase profits by 10 per cent and achieve the necessary growth in revenues.

FILE NO.
82-5077

New products and consultancy services

Following the merger with Heubeck AG, future efforts will clearly focus on the field of private and company old-age pension products. Demographic development throughout Europe and the reform of government pension systems give this market major opportunities for growth. To capitalize on this potential the combined expertise of the two companies will be used to develop new products and services.

In addition, existing standard software will be continuously developed and adapted in line with current market developments. Strong demand is also emerging for new consultancy services within the insurance industry. Consulting concepts are therefore currently being drawn up to assist insurers in switching their accounting to IAS and with the 2004/2005 tariff structure and the associated reduction in the guaranteed interest rate. This will have a significant impact on the product environments and IT systems of insurance companies.

About FJA:

FJA is a leading consulting and software firm for the financial services sector and specializes in insurance and pensions provision. Its business activities focus firstly on developing and implementing standard software for insurers and pension providers and secondly on providing comprehensive consulting services for private, company and government clients on all matters relating to pensions provision.

FJA was founded in Munich in 1980 as Prof. Dr. Feilmeier, Junker & Co., Institut für Wirtschafts- und Versicherungsmathematik GmbH. After changing its name to FJA AG the company became listed on the Neuer Markt of the Frankfurt Stock Exchange in February 2000. It has been listed in the Prime Standard from 1 January 2003 and has been quoted in the TecDAX premium index with effect from 24 March 2003. In May 2003 the company merged with the pensions specialist Heubeck AG. The change of name to FJH AG was approved at the Annual General Meeting on 26 June 2003.

The members of the Management Board are Prof. Dr. Manfred Feilmeier (Chairman of the Management Board), Rainer Herbers (Deputy Chairman of the Management Board), Bernd Dexheimer, Prof. Dr. Klaus Heubeck, Michael Junker, Dr. Thomas Meindl and Dr. Rolf Schwaneberg. FJA AG employs more than 1,000 people at offices in Munich, Berlin, Hamburg, Cologne, Stuttgart, Zurich, Vienna, Maribor (Slovenia) and New York.

Press and Public Relations:

Martina Fassbender, FJA AG, Leonhard-Moll-Bogen 10, 81373 Munich,
Telephone + 49 (0)89 769 01 517, Fax + 49 (0)89 769 01 606, E-Mail martina.fassbender@fja.com